SOLARIS RENEWABLE EQUITY A, LLC
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Dated as of March 19, 2024

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED TRANSFERRED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT STRICT COMPLIANCE WITH THE RESTRICTIONS ON TRANSFER SET FORTH HEREIN

SOLARIS RENEWABLE EQUITY A, LLC
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

This LIMITED LIABILITY COMPANY OPERATING AGREEMENT ("**Agreement**") of Solaris Renewable Equity A, LLC, a Colorado limited liability company (the "**Company**"), is entered into as of March 19, 2024 (the "**Effective Date**"), by and among those the Members listed on **Exhibit A** hereto.

BACKGROUND

A.   The Company was formed by virtue of the filing of its Articles of Organization with the Secretary of State of the State of Colorado on March 19, 2024, pursuant to the Colorado Limited Liability Company Act, as amended (the "**Act**"), filed by Solaris Renewable Assets, LLC, a Colorado limited liability company ("**SRA**").

B.   SRA owns 100% of the Class A Units in the Company (the "**Solaris Member**").

C.   The Company formed and is the sole member of a holding entity, Solaris Renewable Assets 2024 LLC, a Colorado limited liability company ("**HoldCo**").

D.   The Company, through HoldCo, entered into a verbal agreement to acquire twenty-one solar site assets and their ownership LLC entities from Solaris Investment Group, LLC, a Colorado limited liability company ("**SIG**").

E.   The Company owns 100% of the membership interests in HoldCo.

F.   Pursuant to that certain contemplated Membership Interest Purchase Agreement (the "**MIPA**"), HoldCo will act as the purchaser, to purchase 100% the of the membership interests from SIG, as the seller, in the following solar site asset-ownership entities (the "**Project Companies**" or "**Asset Subsidiaries**"): MHCD Renewable Energy LLC, FOL Renewable Energy LLC, Delaware Nation Renewable Energy LLC, Kersey Renewable Energy LLC, Dupont Renewable Energy LLC, Moorsetown UMC Renewable Energy LLC, and Har Hashem Renewable Energy LLC, SRC Renewable Energy LLC, UCA Renewable Energy LLC, Braiden Renewable Energy LLC, VTH Renewable Energy LLC, Edwards Renewable Energy LLC, and Parmalee Renewable Energy LLC.

G.   The Company, through SEC Regulation Crowdfunding and HoldCo, now offers substantially all of its membership interests for sale (such Membership Interests purchased by investors shall be deemed held by "**Investor Members**"; Solaris Member and Investor Members shall be collectively referred to herein as "**Members**").

H.   After the closing of the MIPA between the parties therein, HoldCo intends to raise senior debt capital through an FDIC-insured financial institution.

I.   The capital raised from the sale of Membership Interests to the Investor Members and the senior debt capital shall be used, among other things, to pay down any remaining balance for the closing of the purchase of Asset Subsidiaries from SIG through the MIPA.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that:

ARTICLE I

DEFINITIONS AND CONSTRUCTION

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the meanings set forth on the attached **Exhibit B**.

ARTICLE II

ORGANIZATION

2.1 Name and Office. The name of the Company is Solaris Renewable Equity A, LLC. The Company was formed as a Colorado limited liability company pursuant to the provisions of the Act. The principal office of the Company is 430 N College Ave Ste 440, Fort Collins CO 80524.

2.2 Existence; Formation; Term; Governing Law. The Company commenced existence on March 19, 2024, upon the filing of the Company's Articles of Organization with the Colorado Secretary of State and the Company shall, unless earlier terminated pursuant to the provisions hereof, continue in perpetuity (the "Term"). If the Company is dissolved, then on and after the date of such dissolution the Company shall continue its existence only for such purpose until the completion of the wind-up events described herein, at which time the "Termination Date" will be deemed to have occurred. The existence of the Company as a separate legal entity shall continue in existence until it terminates in accordance with the provisions of this Agreement and Colorado law.

The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to this Agreement. To the extent that the rights, powers, duties, obligations or liabilities of the Members are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement, to the extent permitted by law, shall control. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Colorado, including the Act, without regard to Colorado's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Act, this Agreement shall govern to the extent permitted by the Act.

2.3 Purpose. The primary business of the Company is to engage in and conduct all business activities authorized by the Act that the Members may from time to time deem to be in the best interest of the Company. The Company is authorized to exercise all other powers necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act, and to engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

The purpose of the Company is the ownership, maintenance, financing and operation of the solar assets through its direct ownership interests in the Project Companies or any other asset acquired from time to time in accordance with this Agreement, and to engage in and perform any and all activities necessary, incidental, related or appropriate to accomplish the foregoing that may be engaged in lawfully by a limited liability company. The Company shall not engage in any activity or own any assets that are not directly related to the Company's purpose as set forth in the first paragraph of this Section 2.3. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of Colorado.

2.4 Registered Agent. The Company will continuously maintain within the State of Colorado a registered agent for service of process on the Company, which agent will be the person designated in its Articles of Organization. The registered agent for the Company is the Company, located at 430 N College Ave Ste

440, Fort Collins CO 80524.

2.5 Other Qualifications. The Company shall comply with all requirements necessary to qualify the Company in applicable jurisdictions. The Managing Member shall execute, file, record, publish, or amend any documents, as the Managing Member shall in its reasonable discretion determine to be necessary or advisable, to qualify, continue or terminate the Company in all jurisdictions in which the Company may conduct business.

2.6 Partnership Classification for Tax Purposes. The Members intend that the Company be treated as a partnership for federal, state and local income tax purposes and that each wholly owned Subsidiary, including the HoldCo and Project Companies, be treated as a disregarded entity to the extent allowed for federal, state and local income tax purposes. The Company and each Subsidiary shall not elect to be treated as a corporation under Treasury Regulation Section 301.7701-3(b) (or any corresponding provisions of state or local law), and the Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.7 Additional Documents. The Managing Member shall cause to be executed, filed, recorded, published, or amended any documents, as the Managing Member in its reasonable discretion determines to be necessary or advisable: (a) in connection with the continuation, operation, dissolution, winding-up, or termination of the Company pursuant to applicable law, or (b) to otherwise give effect to the terms of this Agreement. The terms and provisions of each document described in the preceding sentence shall be initially established and shall be amended as necessary to cause such terms and provisions to be consistent with the terms and provisions of this Agreement.

2.8 Investment Limitations. Notwithstanding any other provisions of this Agreement, the Company and the Managing Member shall ensure that all investments in the Company comply with the investment limitations set forth under Regulation CF, as promulgated by the Securities and Exchange Commission. Each Investor Member shall be required to provide sufficient documentation to verify their eligibility and investment limits under these regulations.


ARTICLE III

UNITS AND CAPITALIZATION


3.1 Members. The initial Members and their respective Units are listed on **Exhibit A** attached hereto, as updated from time to time and incorporated by reference. Exhibit A may be amended and replaced by the Managing Member as needed to reflect any updated and accurate ownership of Units.

The Transfer Agent shall be deemed to keep the definitive updated, accurate, and correct list of all Members and their respective Units. For the purpose of determining Members entitled to notice of or to vote on any matter allowed for herein, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice is mailed or the date on which the distribution is adopted, as the case may be, shall be the record date for such determination of Members.

3.2 Units. All membership interests in the Company shall be evidenced by units (each a "**Unit**"), with each Unit evidencing a proportional part of the ownership interests in the Company during its existence and in the assets of the Company upon dissolution. The Company is initially authorized to issue two classes (individually a "**Class**," and collectively the "**Classes**") of Units designated, respectively, as Class A Units ("**Class A Units**," and the holders thereof being "**Class A Members**") and Class B Units ("**Class B Units**," and the holders thereof being "**Class B Members**"). A reference to "Units" in general (without distinction between classes) shall mean all Units of the Company, regardless of class. The Managing Member, subject to provisions of this Agreement, may designate additional classes of Units (and define the rights attendant thereto) and shall determine when and for what consideration the Company will issue additional Units.

3.3 <u>Authorized Number of Units</u>. The Company may issue a maximum of ten thousand (10,000) Class A Units and a maximum of ninety thousand (90,000) Class B Units.

3.4 <u>Voting Rights</u>. Each Member shall be entitled to one vote per Class A Unit held of record on the Company's books as to matters that come before the Members for a vote. Unless required by law, or specified as a matter requiring a Required Interest, the Class B Units will not be entitled to vote on any matter requiring approval of the Members. Any transferee of Units who is not admitted as a substitute Member in accordance with the terms and provisions of this Agreement shall not be entitled to vote such Units and those Units shall not be treated as outstanding in determining votes or approvals of the Members.

3.5 <u>Membership Interest Ledger</u>. The Members specify, acknowledge and agree that all Units (and the Membership Interests represented thereby) are securities governed by the Uniform Commercial Code as in effect from time to time in the State of Colorado, such interests shall be "securities" for all purposes under all other provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially include the 1994 revisions to Article 8 thereof, as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws.

All Units shall be represented in book entry form and shall not be evidenced by physical Certificates. No Member shall have the right to require the company to issue physical certificates representing shares for any reason, except as required by applicable law.

The Managing Member, on behalf of the Company, shall issue all units subject to the approvals required by this Agreement, substantially in the form (including the legend indicating that the Units evidenced by book entry are subject to the restrictions in this Agreement, the U.S. Securities Act of 1933, as amended, and applicable state securities laws) of digital "Asset Tokens"**,** subject to the following:

> *Such Membership Interests shall be evidenced by Ledger cap table entries managed by the Transfer Agent. Representation of such cap table entry shall be evidenced by a digital token **("Asset Token")** on a decentralized distributed ledger. An Asset Token is a representation of cap table ledgered ownership of Membership Interests filed and stored by the Transfer Agent and maintained on behalf of the Company, and shall be subject to such rules for the issuance thereof in compliance with this Agreement.*

The Company via its Transfer Agent shall maintain a register for the purpose of registering any issuance, transfer, cancellation, and/or surrender of Membership Interests.

3.6 **Capital Contributions. Exhibit A** sets forth the initial capital contributions ("**Capital Contributions**") of the Members and their corresponding Membership Interests as of the Effective Date ("**Capital Account Statement**"), and shall be revised by the Managing Member through its Transfer Agent from time to time to reflect changes authorized by the Members thereto.

3.7 **Additional Capital Contributions.** No Member shall be responsible for, or obligated to provide for, capital requirements and expenses of the Company in excess of his Initial Capital Contribution, except as provided in this Agreement.

3.8 <u>Interest on and Return of Capital Contributions</u>. Except as otherwise provided herein, no Member shall have the right to demand or receive the return of all or part of such Member's Capital Contribution, or any interest thereon. No Member shall be entitled to interest on its Capital Contribution. Neither the Managing Member nor any Member shall have any personal liability for the repayment of any Member's Capital Contribution or any returns thereon.

3.9 <u>Loans to Company</u>. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company on such terms and conditions as approved by the Managing Member. Loans by any Member or Affiliate of a Member to the Company shall be approved by the Managing Member and shall not be considered a Capital Contribution. All loans or advances made by a Member or Affiliate of a Member to the Company shall bear interest at a rate and shall be repaid upon those terms and conditions as may be agreed upon between the Member or Affiliate making the loan or advance and the Company.

3.10 <u>Capital Accounts</u>.

    3.10.1 In General, throughout the term of the Company, each Member's Capital Account shall be (i) increased by the amount of (A) such Member's distributive share of Net Income and any items in the nature of income or gain that are allocated to such Member pursuant to <u>Sections 4.1 and 4.2,</u> (B) any cash and the initial Gross Asset Value of any property subsequently contributed (or deemed contributed) to the Company by such Member, (C) to the extent not taken into account in determining the amount of such Member's Capital Contributions, the amount of any Company liabilities assumed by such Member or that are secured by any property distributed to such Member, and (D) any other item required to be credited for proper maintenance of capital accounts by the Regulations under Code Section 704(b), and (ii) decreased by the amount of (A) such Member's distributive share of Net Loss and any items in the nature of expenses or losses that are allocated to such Member pursuant to <u>Sections 5.1</u> and <u>5.2</u>, (B) cash and the Gross Asset Value of any property distributed (or deemed distributed) by the Company to such Member, (C) liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company, and (D) any other item required to be debited for proper maintenance of capital accounts by the Regulations under Code Section 704(b).

    3.10.2 In the event an Interest is transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

    3.10.3 In determining the amount of any Company liability for purposes of this <u>Section 4.5</u>, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

    3.10.4 The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulation § 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations.


ARTICLE IV

ALLOCATIONS AND DISTRIBUTIONS


4.1 <u>Allocations of Net Profits and Losses</u>.

4.1.1 Except as provided in this Section 4.1 and Section 4.2, all income, loss, deductions and credits, and each and every item thereof, of the Company shall be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 9.1 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability (within the meaning of Treasury Regulations Section 1.704-2(b)(3) to the book value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 9.4, to the Members immediately after making such allocations, minus (ii) such Member's share of partnership minimum gain or partner nonrecourse debt minimum gain (within the meaning of Treasury Regulations Section 1.704-2), computed immediately prior to the hypothetical sale of assets.

4.1.2 Notwithstanding Section 4.1(a), no allocation of Net Loss shall be made to a Member if it would cause the Member to have a negative balance in its Adjusted Capital Account. Allocations of Net Loss that would be made to a Member but for this Section 4.1(b) shall instead be made to other Members pursuant to Section 4.1(a) to the extent not inconsistent with this Section 4.1(b). To the extent allocations of Net Loss cannot be made to any Member because of this Section 4.1(b), such allocations shall be made to the Members in proportion to their respective Capital Contributions.

4.2 Special Allocations. The following special allocations shall be made in the following order of priority:

4.2.1 Losses, deductions or expenditures that are attributable to a particular partner nonrecourse liability (as defined in Regulation § 1.704-2(b)(4)) shall be allocated to the Member that bears the economic risk of loss for the liability in accordance with the rules of Regulation § 1.704-2(i).

4.2.2 Losses, deductions or expenditures that are attributable to nonrecourse liabilities (as defined in Regulation § 1.704-2(b)(3)) for any Fiscal Year or other taxable period shall be allocated to the Members in proportion to their respective Capital Contributions.

4.2.3 Except as otherwise provided in Regulation § 1.704-2(f), notwithstanding any other provision of this Article 4, if, during a Fiscal Year or other taxable period there is a net decrease in "partnership minimum gain" (within the meaning of Regulation §§ 1.704-2(b)(2) and 1.704-2(d)) with respect to the Company, then there shall be allocated to each Member items of income and gain of the Company for such Fiscal Year or other taxable period (and, if necessary, for succeeding Fiscal Years or other taxable periods) equal to such Member's share of the net decrease in partnership minimum gain (as determined in accordance with Regulation § 1.704-2(g)(2)). The items of Company income and gain to be allocated pursuant to this Section 4.2(c) shall be determined in accordance with Regulation §§ 1.704-2(f)(6) and 1.704-2(j)(2). This Section 4.2(c) is intended to comply with the minimum gain chargeback requirement in Regulation § 1.704-2(f) and shall be interpreted and applied in all respects in accordance with such Regulation.

4.2.4 Except as otherwise provided in Regulation § 1.704-2(i)(4), notwithstanding any other provision of this Article 4, if during a Fiscal Year or other taxable period there is a net decrease in partner nonrecourse debt minimum gain (as determined in accordance with Regulation § 1.704-2(i)(3)) with respect to the Company, then, in addition to the amounts, if any, allocated pursuant to the preceding paragraph, any Member with a share of such partner nonrecourse debt minimum gain (determined in accordance with Regulation § 1.704-2(i)(5)) as of the beginning of such Fiscal Year or other taxable period shall be allocated items of income and gain for such Fiscal Year or other taxable period (and, if necessary, for succeeding Fiscal Years or other taxable periods) equal to such Member's share of the net decrease in the partner nonrecourse debt minimum gain determined in accordance with Regulation § 1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items of Company income and gain to be allocated pursuant to this Section 4.2(d) shall be determined in accordance with Regulation §§ 1.704-2(i)(4) and 1.704- 2(j)(2). This Section 4.2(d) is intended to comply with the minimum gain chargeback requirement in Regulation § 1.704-2(i)(4) and shall be interpreted and applied in all respects in accordance with such Regulation.

4.2.5 If during any Fiscal Year or other taxable period a Member unexpectedly receives an adjustment, allocation or distribution described in Regulation § 1.704-1(b)(2)(ii)(d)(4), (5) or (6) that causes or increases a deficit balance in such Member's Adjusted Capital Account, there shall be allocated to such Member items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain of the Company for such Fiscal Year or other taxable period) in an amount and manner sufficient to eliminate such deficit as quickly as possible; provided, however, that an allocation pursuant to this Section 4.2(e) shall be made if and only to the extent that such Member would have a deficit in its Adjusted Capital Account after all other allocations provided for in this Agreement have been tentatively made as if this Section 4.2(e) and Section 4.2(f) were not in this Agreement. This Section 4.2(e) is intended to comply with the qualified income offset requirement in Regulation § 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied in all respects in accordance with such Regulation.

4.2.6 If any Member has a deficit in its Adjusted Capital Account at the end of any Fiscal Year or other taxable period, such Member shall be specially allocated items of Company income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain of the Company for such Fiscal Year or other taxable period) in the amount of such deficit as rapidly as possible; provided, however, that an allocation pursuant to this Section 4.2(f) shall be made if and only to the extent that such Member would have a deficit in its Adjusted Capital Account after all other allocations provided for in this Agreement have been tentatively made as if this Section 4.2(f) were not in this Agreement.

4.2.7 To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 732(d), 734(b) or 743(b) is required pursuant to Regulation § 1.704-1(b)(2)(iv)(m)(2) or (3) or, in the case of a distribution to a Member in complete liquidation of its Interest, Regulation § 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of such Company asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their respective interests in the Company in the event Regulation § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution in complete liquidation of its Interest was made in the event Regulation § 1.704-1(b)(2)(iv)(m)(4) applies.

4.2.8 To the extent that any item of income, gain, loss or deduction has been specially allocated pursuant to Sections 4.2(a) through 4.2(g) and such allocation is inconsistent with the way in which the same amount otherwise would have been allocated under Section 4.1(a), subsequent allocations under this Section 4.2(h) shall be made, to the extent possible and without duplication, in a manner consistent with Section 4.2 and taking into account future allocations under Sections 4.2(a) through 4.2(g) that, although not yet made, are likely to offset other allocations previously made under Sections 4.2(a) through 4.2(g), which negate as quickly as possible the effect of all such inconsistent allocations under Sections 4.2(a) through 4.2(g).

4.2.9 The foregoing provisions of this Section 4.2 shall be applied as if all distributions and allocations were made at the end of the Fiscal Year or other taxable period. Where any provision depends on the balance of a Capital Account of any Member, such Capital Account shall be determined after the operation of all preceding provisions for the applicable Fiscal Year or other taxable period. These allocations shall be made consistently with the requirements of Regulation § 1.704-2(j).

4.3. Allocations for Income Tax Purposes.

4.3.1 Except as provided in this <u>Section 4.3</u>, income, gains, losses, deduction and credits of the Company for any Fiscal Year or other taxable period shall be allocated to the Members in the same manner as Company items of income, gain, loss, deduction and credit were allocated to the Members for such Fiscal Year or other taxable period pursuant to <u>Sections 4.1</u> and <u>4.2</u>.

4.3.2 Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for U.S. federal income tax purposes and its Gross Asset Value utilizing a method selected by the Manager.

4.3.3 If the Gross Asset Value of any Company asset is adjusted pursuant to Regulation § 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for U.S. federal income tax purposes and its Gross Asset Value utilizing a method selected by the Manager.

4.3.4 Allocations of tax credits, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Regulation § 1.704-1(b)(4)(ii).

4.3.5 All recapture of income tax deductions resulting from the transfer of Company property (e.g., under Code Sections 1245, 1250 and 1254) shall, to the maximum extent possible, be allocated to the Member to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the transfer of such property.

4.3.6 Allocations pursuant to this <u>Section 4.3</u> are solely for purposes of U.S. federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, distributions or other Company items pursuant to any other provision of this Agreement.

4.4. <u>Other Allocation Rules</u>.

4.4.1 All items of income, gain, loss, deduction and credit allocable to an Interest in the Company that may have been transferred shall be allocated between the Transferor and the Transferee in accordance with a method selected by the Manager and permissible under Code 706 of the Code and the applicable Regulations.

4.4.2 Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company in any Fiscal Year or other taxable period within the meaning of Regulation § 1.752-3(a)(3), the Members' interests in Company profits shall be determined by the Manager.

4.5 <u>Distributions</u>. Distributions shall be made to the Members at the times and in the aggregate amounts determined by the Managing Member (based upon the available cash of the Company, as determined from time to time by the Managing Member). Such distributions shall be made to the Members in proportion to their respective Units.

Subject to applicable law and in accordance with any limitations elsewhere in this Agreement or contractual covenants of the Company, all Distributable Cash of the Company during the previous quarter (**"Distribution Period"**) which the Company may distribute to its Members without violating any restrictions imposed by law or by any contractual covenants of the Company, may be distributed no earlier than 15 calendar days and no later than 45 calendar days following the end of each Distribution Period

("**Distribution Date**"). Except as expressly provided herein, no Member shall have priority over any other Member as to distributions other than what is provided by this section. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Members. Items of income, gain, loss, deduction, credit and tax preference for state and local income tax purposes shall be allocated to and among the Members in a manner consistent with the allocation of such items for federal income tax purposes in accordance with the foregoing provisions herein.

All such distributions shall be made only to the Members who, according to the books and records of the Company, held Units during the previous Distribution Period on a prorated basis. The Transfer Agent shall determine holding periods and be responsible for distributing payments appropriately to Members. The Managing Member may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company or other relevant information. Neither the Company nor the Members shall incur any liability for making distributions.

    4.5.1 <u>Restriction on Distributions.</u> Any distribution allowed or otherwise approved for under this Agreement shall not be made if, after giving effect to the Distribution: (i) the Company would not be able to pay its debts as they become due in the Ordinary Course of Business; or (ii) the Company's working capital reserves are insufficient to cover such reasonable multiple of operating costs and expenses in the Ordinary Course of Business as may be determined by the Managing Member. Notwithstanding the foregoing, Distributions shall be made by the Company to certain Members in which the Company has contractual obligations that are owed to such Members until such obligations are fulfilled and satisfied.

    4.5.2 <u>Form of Distribution</u>. No Member, regardless of such Member's Capital Contribution, has the right to demand and receive any Distribution from the Company in any form other than cash or cash equivalent currency. Except as otherwise provided herein, no Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate Distribution of cash being made to other Members except on the dissolution and winding up of the Company.

4.6 <u>Option to Purchase in Revenue Agreements.</u> Where existing options to purchase in certain energy revenue agreements are in existence with other entities, the Managing Member shall have the right to exercise such agreements without consent from Investor Members. Managing Member shall give notice to other Members as practicable prior to exercising preexisting options to sell an asset. Proceeds received by Company shall be disclosed to Investor Members. Members shall receive proportionate Distributions for such transactions as set forth in this Agreement.


ARTICLE V

MANAGEMENT OF THE COMPANY


5.1 <u>Managing Member.</u> Solaris Renewable Assets, LLC is hereby appointed by the Class A Member as the initial Managing Member of the Company.

5.2 <u>Powers and Responsibilities of Managing Member</u>. The Managing Member shall have full power and authority to bind the Company and conduct the business of the Company; provided, that (i) each decision required or permitted under this **Section 5.2** is not a Major Decision governed by **Section 5.3** and (ii) the Managing Member strictly abides by all Management-Specific Guidelines or mandates set forth in **<u>Schedule I</u>**. Subject to the foregoing, the Managing Member shall, on and subject to the terms and conditions of this Agreement, have full power and authority to authorize the Company:

    5.2.1 To establish and modify Company policies and procedures affecting management, administration, operations and finances of the Company in normal and routine management of the Company's business (the "**Ordinary Course of Business**");

5.2.2 To create executive offices and delegate executive responsibility to them, and to appoint individuals to serve as such officers at the pleasure of the Managing Member;

5.2.3 The appointment of employees and agents of the Company, the defining of their duties, and the establishment of their compensation;

5.2.4 To engage accountants, legal counsel, financial advisors, consultants or other experts to perform services for the Company and to compensate them from Company funds;

5.2.5 To enter into any and all agreements on behalf of the Company for any purpose in the Ordinary Course of Business of the Company, in such form and under such terms and conditions to benefit all members;

5.2.6 To acquire, sell, or dispose of assets in the Ordinary Course of Business of the Company so long as for the economic benefit of the company;

5.2.7 To purchase insurance to protect the Company's property and business;

5.2.8 To invest the Company's funds temporarily, including, without limitation, in highly-rated and secure deposits, short-term governmental obligations, or commercial paper;

5.2.9 To cause the Company to borrow funds within the limits and conditions set forth in this Agreement, including the Schedules and Exhibits;

5.2.10 To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, and any other instruments or documents necessary or appropriate, in the opinion of the Managing Member, to the Ordinary Course of Business of the Company;

5.2.11 To cause the Company's tax returns to be prepared prior to filing and to act as the Tax Matters Representative;

5.2.12 To enter into or effect any transaction or series of related transactions involving the purchase, sale, lease, license, exchange or other disposition, including by merger, consolidation, sale of equity, sale of debt or sale or lease of assets, of any material portion (defined as ten percent (10%) of fully diluted common equity or the equivalent upon completion) or substantially all of the Company's assets;

5.2.13 To authorize and approve the amount of distributions to the Members, the timing of such distributions, the retention of appropriate income reserves and all other matters pertaining to distributions to Members, and to maintain records of such distributions, income reserves and all other matters pertaining to Distributions to Members;

5.2.14 Except as expressly provided in this Agreement, for so long as the Company is the manager of the Project Companies under the Project Companies' Operating Agreements, to perform the duties of the Project Companies' manager as set forth in the Project Companies' Operating Agreements, subject to the limitations contained therein;

5.2.15 The institution, prosecution and defense of any Proceeding in the Company's name;

5.2.16 To submit a tender offer to acquire units, from any Class B Members, at its sole discretion;

5.2.17 To conduct its business, carry on its operations and have and expand the powers granted to a limited liability company in any state or district of the United States, as applicable;

5.2.18 To acquire by purchase, lease, contribution of property or otherwise, hold, finance, refinance, improve, operate, maintain, sell, convey, mortgage, transfer, manage, or dispose of any interest in real or personal property that may be necessary, convenient or incidental to the accomplishment of the purposes of the Company;

5.2.19 To enter into, perform and carry out contracts of any kind, including contracts with any Member or any Affiliate thereof, or any agent of the Company necessary to, in connection with, convenient to or incidental to the accomplishment of the purposes of the Company;

5.2.20 To create Subsidiaries in furtherance of its purpose;

5.2.21 To lend money for any proper purpose;

5.2.22 To sue and be sued, complain and defend, and participate in administrative or other proceedings, in its name;

5.2.23 To appoint officers and agents of the Company and define their duties and fix their compensation;

5.2.24 To indemnify any Person in accordance with the Act and to obtain any and all types of insurance;

5.2.25 To negotiate, enter into, renegotiate, extend, renew, terminate, modify, amend, waive, execute, acknowledge or take any other action with respect to any lease, contract or security agreement in respect of any assets of the Company;

5.2.26 To borrow money, issue evidences of Indebtedness, guaranty Indebtedness and to secure the same by a mortgage, pledge or other than on the assets of the Company within the bounds stated elsewhere in the Agreement,

5.2.27 To pay, collect, compromise, litigate, arbitrate or otherwise adjust or settle any and all other claims or demands of or against the Company or to hold such proceeds against the payment of contingent liabilities;

5.2.28 To make capital expenditures;

5.2.29 To make, execute, acknowledge and file any and all documents or instruments necessary, convenient or incidental to the accomplishment of the purposes of the Company;

5.2.30 Where existing options to purchase agreements are in existence with other entities, the Managing Member shall have the right to exercise such agreements;

5.2.31 To engage in such other businesses and activities as may be determined, from time to time, by the Managing Member in accordance with this Agreement, and that may be legally conducted by a limited liability company under the Act;

5.2.32 To engage in all activities necessary, customary, convenient, or incident to any of the foregoing businesses and perform all other acts as may be necessary or appropriate to conduct the Ordinary Course of Business of the Company; and

5.2.33 To submit an offer to acquire units, from any Investor Members, at its sole discretion.

5.3 Major Decisions. Notwithstanding anything to the contrary, a Majority Interest of both Class A Members and Class B Members shall be required to approve any actions of the Company set forth below (each a "**Major Decision**").

5.3.1 Initiate or consummate a public or private offering of any equity;

5.3.2 Amend this Agreement;

5.3.3 Increase the authorized number of Units or add new classes of Units;

5.3.4 Dissolve, wind-up or liquidate the Company or initiate a bankruptcy or reorganization proceeding,

5.3.5 Additional Capital Contributions as set forth in Section 3.7.1, and

5.3.6 Notwithstanding Sections 5.3.1 through 5.3.5, actions taken by the Company in response to a Force Majure event shall not be considered a Major Decision.

5.4 Resignation. Notwithstanding the foregoing and subject to **Section 5.6**, the Managing Member shall not have the right to resign without Majority Interest of Class B Members, and such resignation shall not be effective until the appointment of a replacement Managing Member by the Members (including, if applicable, any consents or conditions required pursuant to key project documents include offtake agreements). The Managing Member shall be required to adhere to all applicable fiduciary and ethical responsibilities until the terms of any such resignation are approved by the Members and fulfilled by the Managing Member.

Upon the Managing Member's resignation or removal for any reason in accordance with this Agreement, the Managing Member shall deliver to the Company all books, records, contracts, and other documents and operating and maintenance information (including information stored in a computer) which are in the Managing Member's possession and which relate to the Company and/or the Project Companies. For a period of sixty (60) days after resignation or removal, the Managing Member shall make itself available without financial compensation for up to twenty (20) hours to consult with and advise the Company, the Transfer Agent or any replacement manager or Managing Member in order to ensure an orderly transition between management teams.

5.5 No Authority to Members. Except to the extent set forth herein or that a Member is also the Managing Member or authority is delegated from the Managing Member, no Member (including Investor Members) will have governance rights or any authority to bind the Company or transact any business for the Company in its capacity as a Member, provided, that this provision shall in no way limit any Member's participation in any Major Decision. A Member shall not be deemed to be participating in the control of the business of the Company by virtue of its possessing or exercising any rights set forth in this Agreement or the Act or any other Contract relating to the Company.

5.6 Managing Member Removal for Cause. Upon written notice to the Managing Member by the Class B Members, the Managing Member may be removed by a Majority Interest of Class B Members (other than the Managing Member or any Affiliate of the Managing Member who shall be recused from such vote) upon the occurrence of any of the following:

5.6.1 the Managing Member breaches any material obligation of the Managing Member under this Agreement including Management-Specific Guidelines in Schedule I, provided, however, that in the case of this Section 5.6.1, if such breach is curable and the Managing Member is diligently pursuing a cure, the Managing Member shall have the opportunity to cure such breach or violation within thirty (30) days of receiving written notice of such breach from a Member,

5.6.2 the Managing Member is alleged in formal pleadings to have engaged in gross negligence, fraud or willful misconduct (excluding the actions of employees, agents or subcontractors acting outside of their respective scope of employment, agency or subcontract).

5.7 Minimum Holding. If, at any time, Solaris Member holds less than five percent (5%) of the outstanding Units, or for any reason is no longer a Member, Solaris Member will be deemed to have been removed as Managing Member immediately upon appointment of a replacement Managing Member by the Members. In connection with any removal and replacement, a Majority of the Class B Members (other than the Managing Member or any affiliate thereof which shall be recused) shall promptly designate a replacement Managing Member.

5.8 Delegation of Authority. The Managing Member may authorize and delegate to specific Members, employees or other agents of the Company, including one or more Members, such powers and authorities of the Managing Member that the Managing Member shall, from time to time, specify. No Member or other person shall have authority to bind the Company unless the Member or person has been authorized by the Managing Member in writing to act on behalf of the Company or pursuant to general policy or practice adopted by the Managing Member within its discretion. If a Member has an affiliation or connection with a third party (an "**Interested Party**") that desires to enter into a business transaction with the Company, the Member, as a prerequisite to such delegation and in order for such delegation to be considered valid, shall disclose such affiliation or connection to the Managing Member and the fact of such affiliation or connection shall not prohibit the Managing Member from dealing with such Interested Party.

5.8 Officers. The Company may (but is not required to) have officers, which may include a president, one or more vice presidents, a secretary, one or more assistant secretaries, a chief financial officer, one or more assistant financial officers and any other officers as the Managing Member deems necessary or desirable in order to operate the Company's business. All officers shall be appointed by and shall serve at the pleasure of the Managing Member. Any individual may hold any number of offices. If any Member is not an individual, such Member's directors, officers, partners, members and employees may serve as officers of Company. The officers shall exercise such powers and perform such duties as are specified in this Agreement or as shall be determined from time to time by the Managing Member. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Managing Member at any time. Any officer may resign at any time by giving written notice to the Managing Member, whose resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice, and, unless otherwise specified in that notice, acceptance of the resignation shall not be necessary to make it effective. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled by action of the Managing Member.

5.9 Standard of Care; Limitation of Liability. In performing its duties hereunder, the Managing Member shall discharge its duties in good faith, with the care an ordinarily prudent person would exercise under similar circumstances and in a manner it reasonably believes to be in the best interests of the Company. A Managing Member shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless it has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

5.9.1 one or more employees or other agents of the Company whom the Managing Member reasonably believes to be reliable and competent in the matters presented; and

5.9.2 any attorney, public accountant, or other person as to matters which the Managing Member reasonably believes to be within such person's professional or expert competence.

5.10 **Insurance.** The Managing Member shall cause the Company to cause the Project Companies to acquire and maintain casualty, general liability, property damage, and for all other types of insurance at all times in accordance with prudent industry practice and standards.


ARTICLE VI

RIGHTS AND RESPONSIBILITIES OF MEMBERS


6.1 **Rights and Responsibilities of Members.** The rights and responsibilities of the Members shall be as provided in this Agreement and the Act. A Member will not personally be liable for any debts or losses of the Company beyond their respective Capital Contributions, except as otherwise provided herein or required by law.

6.2 **Member Voting and Notice.**

6.2.1 **Notices.** For any meeting, or any action, where a vote of the Members will be required, the Members will be notified at least ten (10) calendar days prior to the date in which the vote is to take place ("**Voting Period**") through the Transfer Agent's Platform. Such notice will state the nature of the business, provide supplemental information, as well as the options available to Member in order to place their vote. Members may only exercise their right to vote in any matter during the Voting Period, and once the Voting Period has ended, any Member that failed to vote will have forfeited their right to vote on that matter.

6.2.2 **Action without Meeting.** Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by each Member entitled to vote and delivered to the Managing Member of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 6.2.2 is effective when the Voting Period has ended, unless the consent specifies a different effective date.

6.2.3 **Vote Count.** Once the Voting Period has ended, the votes cast by the Members during the Voting Period shall represent 100% of the total votes on the matter. The affirmative vote of holders of a Majority of the Class B Members entitled to vote, or a Required Interest, as the case may be, who legitimately cast their vote during the Voting Period shall be the act of the Members.

6.2.4 **Access to Minutes.** All Members shall have access and be distributed minutes of each regular or special meeting of the Members, if any.

6.2.5 **Member Votes.** Except as otherwise provided in this Agreement, each Member of record shall have the right to the number of votes that is equal to the number of percentage points corresponding to each Member's Percentage Interest. Fractional votes to the nearest one-hundredth of one percent are allowed, if applicable.

6.3 **Closing of Transfer Books and Fixing of Record Date.** The Managing Member shall have authority to close the Membership Unit ledger of the Company for a period not to exceed five (5) days preceding (i) the date of any meeting of Members, (ii) the date for the allotment of rights, (iii) the date when any change or conversion or exchange of Membership Units shall go into effect, (iv) a date in connection with obtaining the consent of Members for any purpose, or (v) a Voting Period.

If the Membership Unit ledger shall be closed or a record date set for the purpose of determining Members entitled to notice of or to vote at a meeting of Members, such books shall be closed for, or such record date shall be, not less than ten (10) days immediately preceding such meeting.

6.4 Confidentiality. Each Member agrees that such Member will not at any time (whether during the term or after termination of the Member's association with the Company), disclose to anyone any confidential information or trade secret of the Company, or utilize such confidential information or trade secret for the Member's own benefit, or for the benefit of third parties. Each Member agrees that all memoranda, notes, records or other documents compiled by a Member or made available to a Member pertaining to the business of the Company shall be the property of the Company and shall be delivered to the Company on the termination of the Member's association with the Company, upon request. The term "confidential information or trade secret" does not include information that becomes generally available to the public other than by breach of this provision.

6.5 Conflicts of Interest. The Members may be entitled to enter into transactions that may be considered to be competitive with, or a business opportunity that may be beneficial to, the Company, it being expressly understood that the Members may enter into transactions that are similar to the transactions into which the Company may enter.

A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers the Member's own interest. A Member may lend money to and transact other business with the Company. The rights and obligations of a Member who lends money to or transacts business with the Company are the same as those of a Person who is not a Member, subject to other applicable law. No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is fair to the Company.

ARTICLE VII

MEMBERSHIP UNIT TRANSFERS

7.1 Condition to Admission of Members. As a condition of Admission, Investor Members shall agree to be subject to all the terms and conditions of this Agreement by signing a joinder to this Agreement, and any other documents as may be required by the Managing Member.

7.2 Transfer of Membership Units.

7.2.1 Restrictions on Transfer in General. Member Units cannot be transferred by any Member Investor for a period of one year from the purchase date in the primary offering, unless otherwise stated in Section 7.2.2 or allowed by law. Unless specifically stated in this Section 7.2, a Member is prohibited from Selling or Gifting any part of their Units, including but not limited to, voting rights or their Economic Interest. Each Member acknowledges the reasonableness of the restrictions on Membership Interest transfers imposed by this Agreement, given the Company's objectives and the relationship between Members. Therefore, these transfer restrictions shall be specifically enforceable. Any transfer or attempted transfer of Units that violates this Section 7 will be considered null and void, and will not be recognized by the Company. Moreover, any transfer of Membership Interest must adhere to the restrictions outlined on the Transfer Agent's Platform.

7.2.2. <u>Permitted Transfers</u>. Notwithstanding the foregoing, transfers of Membership Interest may be made:

7.2.2.1 To the Company itself;

7.2.2.2 An accredited investor

7.2.2.3 To a family member of the investor or to a trust controlled by the investor or created for the benefit of a family member of the investor;

7.2.2.4 In connection with the death or divorce of the investor or other similar circumstance; or

7.2.2.5 As part of an offering registered with the SEC.

7.2.3 <u>Procedure for Transfer</u>. A sale or transfer of Class B Units may only take place through the Transfer Agent and only at such times as specified by the Transfer Agent. Any investor wishing to transfer their Membership Interest within the restricted period must provide written notice to the Transfer Agent, detailing the proposed transfer and the basis for the exemption claimed under the Permitted Transfers. The Managing Member shall have the right to request additional documentation to verify the eligibility of the transfer.

A transfer of Units of the Company shall be made on the books of the Company by the Transfer Agent, and, as applicable, upon surrender of the proper instrument of transfer evidencing such Units. Except as provided by law, the Company and Transfer Agent shall be entitled to treat the holder of record of any Units as the absolute owner thereof for all purposes and, accordingly, shall not be required to recognize any legal, equitable or other claim to or interest in such Units on the part of any other person whether or not it or they shall have express or other notice thereof.

7.3 <u>Admission of Transferee.</u> Upon a transfer of a Member's Membership Interest in compliance with this <u>Article VII</u>, the transferee shall be Admitted as a Member without further action at the time the transfer is completed, subject to the condition of Admission required by <u>Section 7.1</u>.

7.4 <u>Mandatory Conditions to Transfer.</u> The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer:

7.4.1 <u>No Taxable Termination</u>. The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes;

7.4.2 <u>No Violations of the Securities Laws.</u> The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws and complies with any applicable Regulation CF requirement;

7.4.3 <u>Information from Transferee</u>. The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

7.4.4. **<u>Bound by Agreement</u>.** The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

7.5 <u>Transferor's Membership Status.</u> If a Member transfers less than all of such Member's Membership Interest, the Member's rights with respect to the transferred Membership Interest, including the right to vote or otherwise participate in the Company's governance and the right to receive distributions, will terminate as of the effective date of the Transfer. If the Member Transfers all of such Member's Membership Interest, all of the Member's rights as a Member under this Agreement shall terminate upon such Transfer. Notwithstanding the foregoing, the Member will remain liable for any obligation with respect to the transferred portion of the Membership Interest that existed prior to the effective date of the Transfer, including any costs or damages resulting from the Member's breach of this Agreement.

7.6 <u>Sale Upon Qualified Transaction</u>.

7.6.1 In the event the Class A Members (the "**Dragging Members**," and each a "**Dragging Member**") receives or otherwise approves a bona-fide written offer to enter into a Qualified Transaction, at its sole discretion, the Dragging Members may require all of Class B Members (each, a "**Drag-Along Member**") to sell all of their Units in such Qualified Transaction. For the avoidance of doubt, any transfer of Units pursuant to this Section 21(e) shall be exempt from the transfer restrictions set forth in <u>Sections 7.2</u>.

7.6.2 The Dragging Members shall provide each Drag-Along Member notice of the material terms and conditions of such proposed Sale (the "**Drag-Along Notice**") not later than 30 calendar days prior to the closing of the proposed Qualified Transaction. The Drag-Along Notice shall contain a copy of any all documents constituting the agreement to Sell (which documents need only be in substantially final form) and, to the extent not set forth in the accompanying documents, the price offered for the Units, all information reasonably available to the Dragging Members regarding the proposed purchaser, all other material terms and conditions of the proposed Qualified Transaction and, in the case of a proposed Qualified Transaction in which the consideration payable for the Units consists in whole or in part of consideration as is reasonably available to the Dragging Members. Each Drag-Along Member shall be required to participate in the Qualified Transaction on the terms and conditions set forth in the Drag-Along Notice and this <u>Section 7.6</u>.

7.6.3 Within 10 calendar days following receipt of the Drag-Along Notice (the "**Drag-Along Notice Period**"), each Drag-Along Member must deliver to the Dragging Members (A) wire transfer instructions for payment of the purchase price of the Units to be sold in such Qualified Transaction; (B) a limited power-of-authority authorizing the Dragging Members to transfer such Units on the terms set forth in the Drag-Along Notice; and (C) all other documents required to be executed in connection with such Qualified Transaction. If any Drag-Along Member fails to deliver any such documents, the Managing Member shall cause the books and records of the Company to show that such Drag-Along Member is bound by the provisions of this <u>Section 7.6</u> and that the Units of such Drag-Along Member shall be Transferred to the proposed purchaser immediately upon delivery of the purchase price by the purchaser in such Qualified Transaction.

7.7 <u>Term and Termination</u>. This Company shall have a term of thirty years ("**Term**") from the Effective Date of this Agreement, unless earlier terminated as provided herein.

7.7.1 <u>Call Option</u>. Notwithstanding any other provision of this Agreement, the Class A Members shall have the option, but not the obligation, to purchase all, but not less than all, of the Class B Units held by the Investor Members at any time after the fifth anniversary of the Effective Date of this Agreement (the "**Call Option**"). The purchase price for the Membership Interests purchased pursuant to the Call Option shall be the Fair Market Value of such Class B Units at the time the Call Option is exercised, as determined by the Transfer Agent, or an independent appraiser selected by the Managing Member, and reasonably acceptable to the Majority Interest of the Class B Members. The exercise of the Call Option shall made be by written notice to the Investor Members through the Transfer Agent's Platform, which notice shall specify the purchase price and the date of purchase, which shall be not less than sixty (60) days nor more than ninety (90) days from the date such notice is given.

7.7.2 Procedure for Exercise of Call Option. Upon exercise of the Call Option, the Class A Members shall purchase the Membership Interests from the Investor Members, and the Investor Members shall sell their Membership Interests to the Class A Members, free and clear of all liens and encumbrances, other than those imposed by applicable securities laws. The purchase price shall be paid in cash or by wire transfer of immediately available funds to the account(s) designated by each Investor Member.

7.7.3 Effect of Exercise of Call Option. Upon the closing of the purchase of the Membership Interests pursuant to the Call Option, the Investor Members shall cease to be Members of the Company, and shall have no further rights, liabilities, or obligations under this Agreement, except for those obligations that by their terms survive the termination of Membership.

7.7.4 Termination of the Crowdfunding Offering. Notwithstanding any other provision of this Agreement, if (a) the Company does not raise at least the Minimum Offering amount as defined in that certain Subscription Agreement through the crowdfunding offering, (b) the MIPA contemplated hereby is not entered into between the parties specified therein, or (c) any senior debt sought by the Company is not secured, then Offering shall be deemed terminated. Upon termination of the Offering, all rights and obligations under this Agreement related hereto shall be null and void and the Company shall promptly return to each Investor their entire subscription amount, if received, without deduction or interest thereon. The Company shall notify all Investors of the termination of the Offering through the Transfer Agent's Platform within ten (10) calendar days of such termination.

7.7.5 Termination of the Company. Upon the termination of the Company by expiration of its term, by mutual consent of the Members, or by exercise of the Call Option, the Company shall be dissolved, and its affairs shall be wound up in accordance with the provisions of Article IX.

ARTICLE VIII

ACCOUNTING, RECORDS AND REPORTING

8.1 Books and Records. The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with Generally Accepted Accounting Principles (GAAP) (which shall be consistently applied throughout each accounting period). The Company shall maintain at its designated principal office and/or in a secure drive all of the following:

8.1.1. The Company's Articles of Organization and any and all amendments thereto; this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any amendments thereto, or this Agreement or any amendments thereto, have been executed;

8.1.2. Copies of the Company's federal, state and local income tax or information returns and reports (or the portions of the returns of others showing the taxable income deductions, gain, loss, and credits of the Company), if any, for the six most recent taxable years;

8.1.3. Copies of the financial statements of the Company, if any, for the six most recent fiscal years;

8.1.4. The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four fiscal years;

8.1.5. True and full information regarding the status of the business and financial condition of the Company; and

8.1.6. The Company's Transfer Agent shall maintain at its designated location all of the following: a current list of the full name, tax ID number and last known business or residence address of each Member in the Company, set forth in alphabetical order, together with, for each Member, including entries to these accounts for contributions and distributions.

8.2 Right to Information. The Managing Member shall ensure that all Investor Members receive comprehensive information about the Company, barring that which is confidential in nature, including financial health, risk factors, and the terms of the securities offered. This information shall be updated regularly in compliance with Regulation CF.

8.3 Accountings. Within 60 days after the close of each Fiscal Year, the Managing Member shall make or cause to be made a full and accurate accounting of the affairs of the Company as of the close of that fiscal year and shall prepare or cause to be prepared a GAAP format balance sheet as of the end of such fiscal year, a profit and loss statement for that fiscal year and a statement of Members' equity showing the respective Class B Units as of the close of such fiscal year and the distributions, to Members during such fiscal year, and any other statements and information necessary for a complete and fair presentation of the financial condition of the Company, all of which the Managing Member shall furnish to each Member. In addition, the Company shall furnish to each Member, information regarding the Company necessary for such Member to complete such Member's federal and state income tax returns. The Company shall also furnish a copy of the Company's tax returns to any Member requesting the same. On such accounting being made, profits and losses during such Fiscal Year shall be ascertained and credited or debited, as the case may be, in the books of account of the Company to the respective Members as herein provided.

8.3 Filings. The Managing Member, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Managing Member, at the Company's expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Articles of Organization and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations.

8.4 Elections. The Managing Member shall make all tax elections on behalf of the Company; provided, however, that if a distribution of Company property as described in Section 734 of the Code occurs or if a transfer of Units or an Interest in the Company as described in Section 743 occurs, on the written request of any Member, the Company shall make an election pursuant to Section 754 of the Code to adjust the basis of Company properties.

8.5 Bank Accounts. The Company shall maintain its funds in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other Person.

8.6 Disclosure and Reporting Clause. The Managing Member shall be responsible for preparing and distributing all necessary disclosures and financial reports as required under Regulation CF. This includes but is not limited to the annual report, which shall be filed with the Securities and Exchange Commission and provided to Investor Members within 120 days after the end of the fiscal year.

ARTICLE IX

DISSOLUTION AND WINDING UP

9.1 <u>**Dissolution.**</u> The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: (1) the entry of a decree of judicial dissolution pursuant to the Act, (2) the sale of all or substantially all of the assets of the Company; provided, however, that if the Company receives any deferred or noncash consideration in conjunction with such sale, the Company shall not be dissolved hereunder until the Managing Member determines that the continued existence of the Company is no longer necessary to collect or hold such deferred or noncash consideration, or (3) as set forth in <u>Section 5.3</u>.

Prior to the dissolution of the Company under the terms of this Agreement, the Managing Member will devote such time and effort to the Company's business as may be necessary to adequately promote the interests of the Company and the mutual interests of the Members.

9.2 <u>**Winding Up.**</u> Upon the dissolution of the Company, sole and plenary authority to effectuate the liquidation of the assets of the Company shall be vested in the Managing Member and, in the event of the resignation, dissolution, liquidation, or bankruptcy of the Managing Member, in the Liquidator. The Liquidator shall have full power and authority to sell, assign and encumber any and all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

9.3 <u>**Value of Assets.**</u> The Liquidator shall determine, in its sole discretion, the fair market value of all assets of the Company as at the date of distribution of such assets and the profits and losses resulting from such distribution shall be allocated in accordance with Section 4.1.

9.4 <u>**Distribution of Proceeds of Liquidation.**</u> The proceeds of liquidation of the assets of the Company distributable upon a dissolution and winding up of the Company shall be applied in the following order of priority:

9.4.1 first, to the creditors of the Company, including creditors who are Members, in the order of priority provided by law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including, without limitation, fixed or contingent, matured or un-matured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; and

9.4.2 thereafter, to the Members in proportion to their respective Units, provided that it is the Members' intent that, after giving effect to all allocations of Profits or Losses for the current and all prior years pursuant to Section 4.1(a), the Members' positive Capital Account balances will be in proportion to the amounts to be distributed pursuant to this Section 9.4.2. In furtherance thereof, notwithstanding the provisions of Section 4.1(a), items of income, gain, deduction, and loss for the final Fiscal Year will be allocated to the Members in such a manner that the Members' positive Capital Account balances will be, immediately prior to the distribution pursuant to this Section 9.4.2, in such proportion.

9.5 <u>**Distribution to Members.**</u> Any distributions to the Members in respect of such liquidation shall be made in accordance with the time requirements set forth in Section 1.704-1(b)(2)(ii)(b)(2) of the Treasury Regulations. If the Capital Account of any Member has a deficit balance after such distributions (after giving effect to all contributions, distributions and allocations for all taxable years) such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit and such deficit shall not be considered a debt owed to the Company or to any other person or entity.

9.6 <u>**Limitations on Payments Made in Dissolution.**</u> Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's Capital and shall have no recourse for such Member's Capital Contribution or share of profits (on dissolution or otherwise) against any other Member or the Managing Member.

9.7 <u>**Certificate of Cancellation.**</u> The Managing Member or a designated party conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the Colorado Secretary of State, a certificate of dissolution of the Articles of Organization (or the appropriate equivalent under Colorado law) on the completion of the winding up of the affairs of the Company.

ARTICLE X

EXCULPATION AND INDEMNIFICATION

10.1 <u>Exculpation and Indemnification</u>. No Member, Managing Member, or officer shall be liable to the Company, any other Members, or any other person or entity who has an interest in the Company for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by such Member, Managing Member, or officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member, Managing Member, or officer by this Agreement, except that a Member, Managing Member, or officer shall be liable for any such loss, damage, or claim incurred by reason of such person's gross negligence or willful misconduct. To the full extent permitted by applicable law, a Member, Managing Member, or officer shall be entitled to indemnification from the Company for any loss, damage, or claim incurred by such Member, Managing Member, or officer in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such person by this Agreement, except that no Member, Managing Member, or officer shall be entitled to be indemnified in respect of any loss, damage, or claim incurred by such Member, Managing Member, or officer by reason of gross negligence or willful misconduct with respect to such acts or omissions; <u>provided</u>, <u>however</u>, that any indemnity under this <u>Section 10.1</u> shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof.

10.2 <u>Indemnification Process of a Managing Member</u>. A Managing Member shall be indemnified by the Company under the following circumstances and in the manner and to the extent indicated:

10.2.1 Promptly after receipt by a Managing Member of notice of the commencement of any Proceeding, if the Managing Member seeks indemnification, the Managing Member shall notify the Company in writing; provided, however, that a delay in notifying the Company shall not constitute a waiver or release by the Managing Member of any rights to indemnification. With respect to any such proceeding:

10.2.1.1 The Company shall be entitled to participate at its own expense;

10.2.1.2 Any counsel representing the Managing Member to be indemnified in connection with the defense or settlement thereof shall be counsel mutually agreeable to the Managing Member and to the Company; and

10.2.1.3 The Company shall have the right, at its option, to assume and control the defense or settlement thereof, with counsel satisfactory to the Managing Member.

10.2.2 If the Company assumes the defense of the Proceeding, the Managing Member shall have the right to employ its own counsel, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense of such Proceeding shall be at the expense of the Managing Member unless (i) the employment of such counsel has been specifically authorized by the Company, (ii) the Managing Member shall have reasonably concluded that there may be a conflict of interest between the Company and the Managing Member in the conduct of the defense of such Proceeding, or (iii) the Company shall not have employed counsel to assume the defense of such Proceeding. Notwithstanding the foregoing, if an insurance carrier has supplied liability insurance covering a Proceeding and is entitled to retain counsel for the defense of such Proceeding, then the insurance carrier shall retain counsel to conduct the defense of such Proceeding unless the Managing Member and the Company concur in writing that the insurance carrier's doing so is undesirable. The Company shall not be liable for any amounts paid in settlement of any Proceeding affected without its written consent, and such unapproved settlements may void the Managing Members' right to indemnification. The Company shall not settle any Proceeding in any manner that would impose any penalty or limitation on the Managing Member without the Managing Member's written consent. Consent to a proposed settlement of any Proceeding shall not be unreasonably withheld by either the Company or the Managing Member.

10.2.3 In any threatened, pending or completed action, suit or Proceeding to which the Managing Member was or is a party or is threatened to be made a party by reason of the fact that he or she is or was the Managing Member of the Company (other than an action by or in the right of the Company) involving an alleged cause of action for damages arising from the performance of his or her activities on behalf of the Company, the Company shall indemnify such Managing Member against expenses, including attorneys' fees, judgments and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action.

10.2.4. Following written request to the Company by the Managing Member, the Company shall advance to the Managing Member, to the fullest extent permitted by law and subject to the provision of appropriate documentation justifying such expenses, amounts to cover expenses incurred by the Managing Member in or as a result of such Proceeding in, advance of its final disposition.

10.2.5. If under applicable law the entitlement of the Managing Member to be indemnified or advanced expenses depends upon whether a standard of conduct has been met, the burden of proof of establishing that the Managing Member did not act in accordance with such standard shall rest with the Company. The Managing Member shall be presumed to have acted in accordance with such standard and to be entitled to indemnification or the advancement of expenses (as the case may be) unless, based upon a preponderance of the evidence, it shall be determined by independent counsel that the Managing Member has not met such standard. The termination of any Proceeding by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of *nolo contendere* or its equivalent, shall not create a presumption that the Managing Member did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

10.2.6. The Managing Member's right to indemnification and advancement of expenses shall be enforceable in any court of competent jurisdiction, as determined by the location of the Company's principal place of business if the Company denies the claim, in whole or in part, or if no disposition of such claim is made within ninety (90) days after the written request for indemnification or advancement of expenses is received. If successful in whole or in part in such suit, the Managing Member's expenses incurred in bringing and prosecuting such claim shall also be paid by the Company. Whether or not the Managing Member has met any applicable standard of conduct, the court in such suit may order indemnification or the advancement of expenses, as the court deems proper. Further, the Company shall indemnify the Managing Member from and against any and all expenses and, if requested by the Managing Member, shall (within ten (10) business days of such request) advance such expenses to the Managing Member, which are incurred by the Managing Member in connection with any claim asserted against or suit brought by the Managing Member for recovery under any liability insurance policies maintained by the Company, regardless of whether the Managing Member is unsuccessful in whole or in part in such claim or suit.

10.2.7 The Company shall not be liable to make any payment in connection with any Proceeding against or involving the Managing Member to the extent the Managing Member has otherwise actually received payment (under any insurance policy, agreement or otherwise) of the amounts indemnifiable hereunder. The Managing Member shall repay to the Company the amount of any payment the Company makes to the Managing Member in connection with any Proceeding against or involving the Managing Member, to the extent the Managing Member has otherwise actually received payment of such amount under any insurance policy, agreement or otherwise.

10.2.8 If the Company maintains the equivalent of officers and directors liability insurance, the Managing Member shall be covered by such policy in accordance with its terms to the maximum extent of the coverage available under the policy. The Managing Member's rights to indemnification and advancement of expenses shall be in addition to any other rights to which the Managing Member may have or hereafter acquire under any law, this Agreement, two-thirds vote of the Members, separate agreement or otherwise. These rights to indemnification and advancement of expenses shall be applicable to acts or omissions that occurred prior to the adoption of this Agreement, shall continue during the period such Managing Member serves as the Managing Member, shall continue thereafter so long as the Managing Member may be subject to any possible Proceeding by reason of the fact that he or she served as Managing Member, and shall inure to the benefit of the estate and personal representatives of the Managing Member. Any repeal or modification of these rights shall not affect any rights or obligations then existing. All rights to indemnification shall be deemed to be provided by a contract between the Company and the Managing Member.

10.3 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Managing Member or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Managing Member or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under Article 10 or under applicable law.


ARTICLE XI

MEMBER REPRESENATIONS

11.1 Validity. This Agreement constitutes a legal, valid and binding agreement of the Member, enforceable against the Member in accordance with its terms.

11.2 Member Representations. Each Member, by executing this Agreement, hereby represents and warrants to the Company and to each Member that such Member:

11.2.1 is empowered and duly authorized to enter into this Agreement under every applicable governing document, partnership agreement, trust instrument, pension plan, charter, certificate of incorporation, bylaw provision or the like. The person, if any, signing this Agreement on behalf of each Member is empowered and duly authorized to do so by the governing document or trust instrument, pension plan, charter, certificate of incorporation, bylaw provision, board of directors or stockholder resolution or the like.

11.2.2 Is aware that the acquisition of his Membership Interest in the Company has not been registered under the Securities Act of 1933, as amended (the "**1933 Act**"), or registered or qualified under the securities laws of any state;

11.2.3 Is acquiring the Membership Interest in his or her own name and solely for his or her own account (or for a trust account if a trustee) and not for the account of any other person;

11.2.4 Is acquiring his or her Membership Interest for the purpose of investment only, and not with a view to or for sale in connection with any distribution of such Membership Interest;

11.2.5 Understands that any Disposition of his or her Membership Interest is limited by this Agreement and in any event may not be effected unless the Disposition is registered and qualified under appliable securities laws, or is eligible for an exemption from registration and qualification, and, except as expressly provided otherwise herein, that no undertaking has been made with regard to registering or qualifying such Membership Interest in the future;

11.2.6 Understands that any certificate or other document which evidences his or her Membership Interest in the Company may bear one or more restrictive legends stating that the Membership Interest evidenced therein has not been registered under the 1933 Act or qualified under any securities laws;

11.2.7 Is capable of evaluating, through his or her own knowledge and experience in financial and business matters, the merits and risks of this investment and of protecting his or her own interest in connection with this investment;

11.2.8 Is able to bear the economic risk of the loss of his or her Membership Interest;

11.2.9 Acknowledges that the Company has given the opportunity to obtain any information and ask questions concerning the Company, Membership Interest in the Company, and his or her investment, and to the extent that he or she availed himself or herself of that opportunity, he or she has received from the Company satisfactory information and answers; and

11.2.10 Acknowledges that the Company and each Member are relying on the foregoing representations.

11.3 Compliance with Securities Laws and Other State and Federal Law. Notwithstanding the other provisions of this Article XI, no Member may transfer their Membership Interest in the Company unless such Member provides to the remaining Members such evidence and assurances as the remaining Members may reasonably request, including but not limited to an opinion of counsel satisfactory to the Members that the transfer of such Membership Interest:

11.3.1 Shall not cause a termination of the Company under any applicable federal or state law;

11.3.2 Shall not violate any applicable state or federal securities laws; and

11.3.3 Shall be accomplished in compliance with the registration requirements of all applicable state and federal securities law or pursuant to an applicable exemption there from, and that all such filings or other actions necessary to effect any such transaction have been undertaken or will have been undertaken prior to, or concurrent with, the transfer.


ARTICLE XII

DISPUTE RESOLUTION


12.1 Disputes Among Members. The Members agree that in the event of any dispute or disagreement solely between or among any of them arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management ("**Member Dispute**"), the Members shall use their best efforts to resolve any dispute arising out of or in connection with this Agreement by good-faith negotiation and mutual agreement. The Members shall meet at a mutually convenient time and place, no later than 30 days from the date the dispute was identified, to attempt to resolve any such dispute.

However, in the event that the Members are unable to resolve any Member Dispute, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with a binding arbitration proceeding pursuant to American Arbitration Association rules and procedures in the City and County of Denver, State of Colorado. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding.

ARTICLE XIII

MISCELLANEOUS

13.1 Notices. Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be made to the Members through the Transfer Agent's Platform and shall be deemed duly given and received same day when transmitted to the Member's account electronically.

13.2 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

13.3 Binding Effect. Subject to an restrictions on transfer, this Agreement shall bind and inure to the benefit of the parties and their respective successors.

13.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

13.5 Entire Agreement. This agreement, including the exhibits and schedules hereto, contains the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes any prior written or oral agreements between them regarding the subject matter hereof, including the original operating agreement. All exhibits and schedules attached to this agreement and referred to herein are hereby incorporated in this agreement.

13.6 Further Assurances. Each Member shall provide such further information as the Company may require may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

13.7 Headings; Gender; Number; References. The headings of the Sections hereof are solely for convenience of reference and are not part of this Agreement. As used herein, each gender includes all other genders, the singular includes the plural and vice versa, as the context may require. All references to Sections and subsections are intended to refer to Sections and subsections of this Agreement, except as otherwise indicated.

13.8 Parties in Interest. Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any persons other than the Members and their respective successors nor shall anything in this Agreement relieve or discharge the obligation or liability of any third person to any party to this Agreement, nor shall any provision give any third person any right of subrogation or action over or against any party to this Agreement.

13.9 Amendments. All amendments to this Agreement shall be subject to the terms of Section 5.3 as provided herein. If any conflict arises between the provisions of any amendment and this Agreement as previously amended, the most recent provisions shall control.

13.10 **<u>Attorneys' Fees</u>.** In any dispute between or among the Company and one or more of the Members, including, but not limited to, any Member Dispute, the prevailing party or parties in such dispute shall be entitled to recover from the non-prevailing party or parties all reasonable fees, costs and expenses including, without limitation, attorneys' fees, costs and expenses, all of which shall be deemed to have accrued on the commencement of such action, proceeding or arbitration. Attorneys' fees shall include, without limitation, fees incurred in any post-award or post-judgment motions or proceedings, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery, and bankruptcy litigation, and prevailing party shall mean the party that is determined in the arbitration, action or proceeding to have prevailed or who prevails by dismissal, default or otherwise.

13.11 **<u>Remedies Cumulative</u>.** Remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Member may be lawfully entitled.

13.12 **<u>Jurisdiction and Venue/Equitable Remedies</u>.** The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Agreement shall, notwithstanding <u>Article XII</u>, be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of Colorado or of the United States of America , as selected by the Member that is the plaintiff in the action, or that initiates the proceeding or arbitration. Each Member agrees not to commence any action, suit or other proceeding arising from, relating to, or in connection with this Agreement except in such a court and each Member irrevocably and unconditionally consents and submits to the personal and exclusive jurisdiction of such courts for the purposes of litigating any such action, and hereby grants jurisdiction to such courts and to any appellate courts having jurisdiction over appeals from such courts or review of such proceedings. Because the breach of the provisions of this Section would cause irreparable harm and significant injury to the Company and the other Members, which would be difficult to ascertain and which may not be compensable by damages alone, each Member agrees that the Company and the other Members will have the right to enforce the provisions of this Section by injunction, specific performance or other equitable relief in addition to any and all other remedies available to such party or parties without showing or proving any actual damage to such parties. Members will be entitled to recover all reasonable costs and expenses, including but not limited to all reasonable attorneys' fees, expert and consultants' fees, incurred in connection with the enforcement of this Section.

13.13 **<u>Waiver of Jury Trial</u>.** EACH MEMBER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Limited Liability Company Operating Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

MANAGING MEMBER:
Solaris Renewable Assets, LLC
a Colorado limited liability company

By: _____
      Jessica Rawley, Manager

CLASS A MEMBER:
Solaris Renewable Assets, LLC
a Colorado limited liability company

By: _____
      Jessica Rawley, Manager

SCHEDULE I

Management - Specific Guidelines

1) **Introduction**

   This schedule outlines the mandatory guidelines for the Managing Member to strictly abide by to ensure alignment with Investor Members' investment and interests and to comply with its obligations as Managing Member pursuant to the Company Operating Agreement. The guidelines for the Managing Member set forth herein are agreed to by the Managing Member and cover reporting obligations, operational management, financial conditions, investor relations, and compliance requirements.

2) **Operational Management and Oversight**

   a) Notice for pause or cessation of revenue generating activities:

      i) Notice will be required for shut down or cessation of revenue producing electricity or energy attribute generation of a Company Asset Subsidiary longer than one month for prolonged maintenance or capital improvement or any other reason.

   b) Operational and Asset Management:

      i) Managing Member retains comprehensive full operational control and is responsible for informing Investor Members of significant operational events or decisions outside of Ordinary Course of Business, ensuring transparency and accountability.

   c) Sale, transfer, pledge or hypothecation:

      i) Any sale, transfer or hypothecation of any Company Asset Subsidiary or Membership Unit that is not in the Ordinary Course of Business of the Company by Managing Member shall require notice sent to Investor Members not more than Fifteen (15) Calendar days prior to the execution of such transaction.

      ii) Such sale, transfer or hypothecation of any Company asset shall be done at the Fair Market Value at the time of such transaction.

   d) Option to Purchase:

      i) If any Company assets in the Portfolio are wholly sold under Option to Purchase (OTP) agreements, notice is needed to be given by the Managing Member to Investor Members prior to the execution of such transaction.

      ii) Proportional payout of Distributions to Members shall be given for such transaction as indicated by current Transfer Agent cap table ledger at the time of transaction.

3) **Capital Management**

   a) Quarterly Distributions:

      i) Consistent with the attached Agreement, the Managing Member commits to distributing Distributable Cash no earlier than 15 calendar days and no later than 45 calendar days following the end of each quarter to Investor Members.

   b) Debt and Equity Management:

      i) The Company may raise up to Two Million Five Hundred Thousand Dollars ($2,500,000) of senior secured debt at the Portfolio Level and said loan shall be assumed by the HoldCo subsequent to the Investor Member equity raise.

      ii) The Company may raise up to Five Hundred Thousand Dollars ($500,000) of further secured debt at the Portfolio Level.

      iii) Debt payment: An update of senior debt payment schedule and balances shall be made available to Investor Members upon assuming senior secured debt.

iv)   Missed Payments: Missed Debt, Lease, Tax, or other regular operational expense payments that are missed shall require immediate notification to Investor Members.

c) Reserve Accounts:
   i)   Reserves: A reserve account for major equipment improvements will be established as required by the subsequent debt raise.
      (1) Reserve shall only be drawn upon as defined in subsequent debt funding agreements.
      (2) Reserve shall be drawn upon only for Major Capital Improvements and Reactive O&M including but not limited to inverter replacement, module replacement, monitoring and telecommunications replacement.
      (3) Reserves shall be replenished to initial value once the account falls below $90,000 by reducing Distributable Cash by 50% until the Reserve value reaches $100,000, unless otherwise prescribed by a lender.
      (4) If Reserves are drawn upon notice shall be given to Investor Members.

4) Member Relations and Compliance
a) Managing Member Communications:
   i)   Managing Member is responsible for initiating Investor Member Communications when necessary.

5) Reporting and Transparency
a) Asset Management Reports:
   i)   The Managing Member shall issue detailed reports on asset operational performance at least quarterly and at most monthly.
   ii)   Operational Reports shall include but are not limited to:
      (1) Energy production metrics for each Asset Subsidiary, including kwh generated that month compared to forecasted for the previous calendar months period including any outages.
      (2) Total revenue derived from Renewable Energy Credits (RECs) and energy sales.
      (3) Total Operational Expenses per Asset Subsidiary compared to forecast.
      (4) Descriptions for any anomalous Operating Expense or anomalous production.
      (5) Aggregate portfolio metrics for the aforementioned categories.

6) Other Guidelines
a) Misuse, misappropriation, or deviation from the use of proceeds by Managing Member outlined above will be deemed a violation of Managing Member obligations in the attached Agreement and shall warrant payback of original capital contributed to Investor Members within thirty (30) days of identification of such transgression, and consideration of removal for Cause as provided in the Agreement.
b) Insurance: any event triggering an insurance payout on any Asset Subsidiary in the Portfolio shall be used to repair the asset to its original state. Notice is required to be given to Investor Members and notice of duration of any asset downtime as a result.
   i)   Upon completion of Capital improvements as a result of insurable event and insurance payout, updated production estimates shall be made and 'Model on Record' shall be updated accordingly and made available to Investor Members.
   ii)   Investor Members shall be notified accordingly If insurance proceeds cannot reasonably be used for repair of Asset Subsidiary.

EXHIBIT A

Transfer Agent Cap Table

Name, Address, and Email Address of Member	Class A Units	Class B Units
Solaris Renewable Assets, LLC	10,000	
Insert Class B Members		
Total	10,000	

EXHIBIT B

DEFINED TERMS

"Act". The Colorado Limited Liability Company Act and all amendments to the Act.

"**Additional Member"**. A Member other than the Initial Member who has acquired a Membership Interest in the Company.

"**Admission (Admit)"**. The act of becoming a Member and obtaining the rights appurtenant to a Membership Interest.

"Agreement". This Operating Agreement including all amendments adopted in accordance with this Operating Agreement and the Act.

"Articles". The Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Secretary of State.

"**Book Basis**" means the asset's adjusted tax basis, as determined for federal income tax purposes; provided, however, that (a) if property is contributed to the capital of the Company, the initial Book Basis of such property shall be its fair market value on the date of contribution, as determined in good faith by the Managers; (b) if the Capital Accounts of the Company are adjusted (at the discretion of the Managers) pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect the fair market value of the Company's assets, the Book Basis of each such asset shall be adjusted to equal its fair market value, as determined in good faith by the Managers as of the time of such adjustment in accordance with such Regulation; and (c) the Book Basis of all assets shall be adjusted thereafter by depreciation and amortization as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(g).

"Capital Account". As of any given date, the Capital Contribution to the Company by a Member as adjusted up to the date in question.

"Capital Contribution". Any Contribution or contribution of services made by or on behalf of a new or existing Member as consideration for a Membership Interest.

"Code". The Internal Revenue Code of 1986 as amended from time to time.

"Commitment". The obligation of a Member to make a Capital Contribution in the future.

"Company". Solaris Renewable Equity A, LLC, a limited liability company formed under the laws of the State of Colorado, and any successor limited liability company.

"Contribution". Any contribution of Property made by or on behalf of a Member as consideration for a Membership Interest.

"Disposition (Dispose)". As it relates to the Membership Interest of any Member, any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as security or encumbrance (including dispositions by operation of law).

"Distributable Cash". All cash, revenues and funds received by the Company from Company operations, less the sum of the following to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; (iii) such cash Reserves as the Managing Members deem reasonably necessary to the proper operation of the Company's business; and (iv) such amounts as may be required to satisfy conditions imposed by lenders or other creditors.

"Distribution". A transfer of Property to a Member on account of a Membership Interest as described in Article IV.

"Fiscal Year". The calendar year ending on December 31 of any year.

"**Gross Asset Value**" means, with respect to any asset, the asset's adjusted tax basis for U.S. federal income tax purposes, except as follows:

i. the initial Gross Asset Value of any asset contributed (or deemed contributed) by a Member to the Company shall be the Value of such asset as of the date of contribution;

ii. the Gross Asset Values of all the Company assets will be adjusted to equal their respective Values (taking Code Section 7701(g) into account) upon the occurrence of any of the following events: (i) the acquisition of a new or additional Interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property (including cash) as consideration for all or a portion of an Interest; (iii) the liquidation of the Company within the meaning of Regulation § 1.704-1(b)(2)(ii)(g); (iv) the grant of an Interest (other than a de minimis Interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of becoming a Member; and (v) the occurrence of any other event with respect to which a revaluation of Company assets is permitted under Regulation § 1.704-1(b)(2)(iv)(f) as determined by the Manager;

iii. the Gross Asset Value of any Company asset distributed (or deemed distributed) to any Member shall be adjusted to equal the Value of such asset on the date of distribution;

iv. the Gross Asset Values of all Company assets shall be adjusted to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 732(d), 734(b) or 743(b), but only to the extent that such adjustments are required to be taken into account in determining Capital Accounts pursuant to Regulation § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (d) to the extent that an adjustment pursuant to clause (b) is made in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (d); and

v. if the Gross Asset Value of an asset has been determined or adjusted pursuant to clause (a), (b) or (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Loss (and not the depreciation, amortization, or other cost recovery deduction allowable for U.S. federal income tax purposes).

"Initial Capital Contribution". The Contribution agreed to be made by the Members as described in Article III.

"Investor Members". An Investor Member, or individual that invests in this Company through the Reg CF Offering , owns Class B Units and may also be referred to as a Class B Member.

"**Liquidator**" means the Managing Member or such other Person appointed as the liquidator pursuant to Article IX.

"Majority Interest of the Class B Members". For purposes of this Agreement, a "Majority Interest" of the Class B Members shall be constituted by Class B Units that represent more than 50% of the total capital contributions made by all Class B Members, present and voting affirmatively at the time of voting.

"Managing Member". The Managing Member shall mean Solaris Renewable Assets LLC, or any other Person or entity that succeeds it in that capacity. References to the Managing Member as him, her, it, itself, or other like references shall also, where the context so requires, be deemed to include the masculine or feminine reference, as the case may be.

"Member". The Class A Members, as well as the Investor Members, being the Class B Members, any transferee of a Member, or any Additional Member taken as a single class shall be referred to as the "Members" or each, a "Member".

"Membership". All of the rights of Members including the right to share in profits, losses and distributions and the right to participate in certain management decisions of the Company as identified in this Agreement.

"Membership Interest". The term used to indicate a Member's ownership percentage of the Company. The initial Membership Interest of each Member is set forth on Exhibit A.

"Net Book Value". At any point in time, the sum of all the assets and liabilities of the Company as recorded in the general ledger at their cost.

"Net Losses". For each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting identified in the Agreement, and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes, plus any expenditures described in Section 705(a)(2)(B) of the Code.

"Net Profits". For each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year employed under the method of accounting identified, and as reported, separately or in the aggregate, as appropriate, on the Company's information tax return filed for federal income tax purposes, plus any income described in Section 705(a)(1)(B) of the Code.

"Person". An individual, trust, estate, or any incorporated or unincorporated organization permitted to be a member of a limited liability company under the Act.

"Proceeding". Any judicial or administrative trial, hearing or other activity, civil criminal or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member or other Person subject to the jurisdiction of such court, arbitrator, or governmental agency.

"Property". Any property, real or personal, tangible or intangible (including goodwill), including money and any legal or equitable interest in such property, the Project Companies, and the Asset Subsidiaries, but excluding services and promises to perform services in the future.

"**Qualified Transaction**" means a single transaction or series of transactions whereby; (a) one or more persons not affiliated with the Company or the Members offers (i) to purchase all of the Units of the Company, or (ii) to effectuate the acquisition of the Company by one or more entities via a merger, consolidation, or other form of reorganization or combination as a result of which the Members immediately after such acquisition, as a group, will own less than 50% of the equity and/or voting interests of the resulting entity after the acquisition; and (b) the net proceeds distributable to the Members from the transaction will be at least equal to $5,000,000.00.

"Required Interest". Refers to 100% of Class A Units voting affirmatively at the time of voting, collectively voting as a single class.

"Reserves". Funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Managing Member for working capital, to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business or as may be required to satisfy conditions imposed by lenders or other creditors.

"**Tax Matters Representative**". The Managing Member shall serve as the "partnership representative" as provided in Section 6223(a) of the Code.

"Taxing Jurisdiction". Any state, local, or foreign government that collects tax, interest or penalties, however designated, on any Member's share of the income or gain attributable to the Company.

"Transfer Agent". Plural Transfer Services LLC, an SEC registered transfer agent ("**Plural**"), is hereby designated as the registered Transfer Agent for management of the Company's cap table and transfer of Membership Interests of the Company.

"**Transfer Agent's Platform**". The Transfer Agent's Platform is located at www.plural.xyz.